Filed Pursuant to Rule 433

Registration Statement No. 333-99363

Dated February 27, 2006

Issuer:	Commonwealth Edison Company

Ratings:	Baa1 (Moody’s); A- (S&P); A- (Fitch)

Principal Amount:	$325,000,000

Title of Securities:	First Mortgage 5.90% Bonds, Series 103, due 2036

Legal Format:	SEC Registered (Registration No. 333-99363)

Settlement Date:	March 6, 2006

Maturity Date:	March 15, 2036

Issue Price:	99.371% of principal amount, plus accrued interest, if any, from March 6, 2006

Proceeds (before expenses) to ComEd	98.496% per Bond; $320,112,000 total

Coupon:	5.90%

Benchmark Treasury:	5.375% due February 15, 2031

Spread to Benchmark:	130 basis points (1.30%)

Treasury Yield:	4.645%

Yield:	5.945%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2006

Redemption Provisions:

Make-whole call:	At any time at a discount rate of Treasury rate plus 25 basis points.

CUSIP:	202795 HK 9

Underwriters:	J.P. Morgan Securities Inc. (27%) Lehman Brothers Inc. (27%) Morgan Stanley & Co. Incorporated (27%) Wachovia Capital Markets, LLC (15%) Popular Securities, Inc. (4%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847, J.P. Morgan Securities Inc. by calling collect 1-212-834-4533, or Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.